RECEIVED

2009 JAN 23 A 9:0

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 20, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

[redacted]

09045177

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed; in terms of the exchange listing agreement and SEBI Circular as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed with
1.	Secretarial Audit – Integrity of Capital for the quarter ended December 31, 2008.	SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002	BSE & NSE
2.	Unaudited Financial Results for the quarter ended December 31, 2008.	Clause 41 of the listing agreement	BSE & NSE
3.	Intimation of Board Meeting	Clause 41 of the listing agreement	BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

PROCESSED
JAN 28 2009
THOMSON REUTERS

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

PROCESSED
JAN 28 2009
THOMSON REUTERS

Encls: a/a

1/27

RECEIVED

2009 JAN 23 A 9:01

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 12, 2009

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Secretary
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code: 500111

NSE Scrip Symbol: RELCAPITAL

Dear Sirs,

Re: Board Meeting

In terms of Clause 41 of the Listing agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on Tuesday, January 20, 2009 to consider and approve, *inter alia*, unaudited financial results for the quarter ended December 31, 2008.

The decision of the Board of Directors will be furnished to you after conclusion of the meeting.

We request you to inform your members accordingly.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c: **The Secretary,**
National Securities Depository Limited
Trade World, 4th Floor,
Kamala Mills Compound,
Senapati Bapat Marg, Lower Parel,
Mumbai - 400 013
(Fax Nos. 24972993 / 6351)

The Secretary,
Central Depository Services (India) Limited
28th Floor, P. J. Towers,
Dalal Street, Fort,
Mumbai - 400 023
(Fax No. 2272 3199)

NSEIL
13 JAN 2009
Contents not Verified

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 20, 2009

Shri Chirag Sodawaterwalla	**The Manager**
DCS – Listing	**Listing Department**
Bombay Stock Exchange Limited	**The National Stock Exchange of India**
Phiroze Jeejeebhoy Towers,	Plaza, 5th Floor, Plot No. C/1, G Block
Dalal Street,	Bandra Kurla Complex, Bandra (E)
Mumbai - 400 001	Mumbai - 400 051
BSE Scrip Code : 500111	**NSE Scrip Symbol : RELCAPITAL**

Dear Sir,

Sub: Secretarial Audit - Integrity of Capital
Ref: SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002

With reference to the aforesaid Circular, we enclose herewith copy of the Certificate with respect to Integrity of Capital for the quarter ended December 31, 2008 issued by M/s. Dayal & Lohia, Chartered Accountants.

The said Certificate was placed before the Board of Directors at their Meeting held on Tuesday, January 20, 2009 and was duly noted by the Board.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

NSEIL
20 JAN 2009
Contents not Verified

Encl: a/a

c.c: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Limited

dayal & lohia
chartered accountants

The Board of Directors
Reliance Capital Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Capital Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	December 31, 2008
2	ISIN	INE013A01015
3	Face Value	Rs.10/- per Equity Share
4	Name of the Company	Reliance Capital Limited
5	Registered Office Address	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	Reliance Centre' 19, Walchand Hirachand Marg, Ballard Estate, Mumbai 400 001.
7	Telephone & Fax Nos.	Tel. No.: 022 -30327841 & Fax. No.: 022 - 30327202
8	Email address	mohan.vellore@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited (BSE) 2. National Stock Exchange of India Limited. (NSE)

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	24 69 77 006	100.00
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above	24 56 32 800	99.46
12	Held in dematerialised form in CDSL	65 77 503	2.68
13	Held in dematerialised form in NSDL	23 20 18 270	94.46
14	Physical	70 37 027	2.86
15	Total No. of Shares (12+13+14)	24 56 32 800	100.00

DAYAL AND LOHIA CHARTERED ACCOUNTANTS MUMBAI

16 Reasons for difference if any, between:

a) (10&11):	Forfeiture of Shares
b) (10&15):	Forfeiture of Shares
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below : NA

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No)	YES
if not, updated upto which date	NA
19 Reference of previous quarter with regards to excess dematerialised shares, if any.	NA
20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ?	NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No.of Requests	No. of shares	Reasons for delay
Confirmed After 21 Days	12	181	Delay in receipt of Physical DRFs & Share Certificates from DP.
	16	394	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**28**	**575**	
Pending for more than 21 days	1	45	Non-receipt of Physical DRFs & Share Certificates from DP
Total	**1**	**45**	

DAYAL AND LOHIA ★ MUMBAI ★ CHARTERED ACCOUNTANTS

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. V R Mohan Tel No.: 022 - 30327841 Fax No.:022 - 30327202
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949 Name & Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur, Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No. : 31626

Place: Mumbai
Date : January 7, 2009

Anil Dhirubhai Ambani Group

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 20, 2009

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended December 31, 2008 pursuant to Clause 41 of the Listing Agreement.

Further to our letter dated January 12, 2009, we enclose herewith Unaudited Consolidated Financial Results for the quarter ended December 31, 2008.

The above financial results were approved by the Board of Directors at its meeting held on January 20, 2009, pursuant to Clause 41 of the Listing Agreement.

We, *inter alia*, also enclose herewith the media release of the Company for the quarter ended December 31, 2008 for your information.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

NSEIL
20 JAN 2009
Contents not Verified

c.c. The Secretary - National Securities Depository Limited.
The Secretary - Central Depository Services (India) Limited.

Unaudited Consolidated Financial Results for the quarter / nine months ended December 31, 2008

(Rs.in crore, except per share data)

Sr. No	Particulars	Quarter ended 31-12-2008 Unaudited	Quarter ended 31-12-2007 Unaudited	% change	Nine months ended 31-12-2008 Unaudited	Nine months ended 31-12-2007 Unaudited	% change	Year ended 31-03-2008 Audited
1	a Income from Operations	1,569.81	1,133.35		4,411.24	3,156.77		4,792.67
	b Other Operating Income	3.09	22.22		17.97	126.50		121.32
	Total	1,572.90	1,155.57	36	4,429.21	3,283.27	35	4,913.99
2	Expenditure							
	a Increase/decrease in stock in trade and work in progress	-	-		-	-		-
	b Consumption of raw materials	-	-		-	-		-
	c Purchase of traded goods	-	-		-	-		-
	d Employees Cost	137.76	95.55		421.13	253.72		403.22
	e Depreciation	15.32	9.37		39.65	22.01		41.21
	f Other expenditure	366.56	360.60		961.89	979.04		1,331.87
	g Premium paid on Reinsurance Ceded	193.52	221.21		524.81	592.86		766.50
	h Claims Incurred	335.04	187.49		758.07	445.30		750.68
	Total	1,048.20	874.22		2,705.55	2,292.93		3,293.48
	(Any item exceeding 10% of the total expenditure to be shown separately)							
3	Profit from operations before other income, interest and exceptional items (1-2)	524.70	281.35		1,723.66	990.34		1,620.51
4	Other Income	0.43	-		11.22	1.21		5.20
5	Profit before Interest and Exceptional	525.13	281.35		1,734.88	991.55		1,625.71
6	Interest	372.53	134.19		899.15	225.20		409.97
7	Profit after Interest but before Exceptional Items (5-6)	152.60	147.16		835.73	766.35		1,215.74
8	Exceptional items	-	-		-	-		-
9	Profit (+)/ Loss (-) from Ordinary Activities before tax (7+8)	152.60	147.16		835.73	766.35		1,215.74
10	Tax expense							
	Current tax	35.67	29.40		138.84	116.14		192.87
	Deferred tax	(17.35)	1.71		(14.18)	13.50		12.63
11	Net Profit (+)/ Loss (-) from Ordinary Activities after tax (9-10)	134.28	116.05		711.07	636.71		1,010.24
12	Extraordinary Item (net of tax expense Rs. ________)	-	-		-	-		-
13	Minority Interest (Net of tax expenses Rs - _)	(2.02)	-		(6.66)	-		(6.18)
14	Net Profit(+)/ Loss(-) for the period (11-12-13)	132.26	116.05		704.41	636.71		1,004.06
15	Share of Profit / (Loss) of Associates	(0.72)	2.09		(0.38)	6.77		5.00
16	Net Profit (+) / Loss (-) for the period (14-15)	131.54	118.14	11	704.03	643.48	9	1,009.06
17	Paid-up equity share capital of Rs.10/- each (Face Value of the Share shall be indicated)	246.16	246.16		246.16	246.16		246.16
18	Reserve excluding Revaluation Reserves as per balance sheet of previous accounting year							6,363.53
19	Earnings Per Share (EPS)							
	a) Basic and diluted EPS before Extraordinary items for the period, for the year to date and for the previous year (not to be annualized)	5.45	4.86		28.76	26.06		41.08
	b) Basic and diluted EPS after Extraordinary items for the period, for the year to date and for the previous year (not to be annualized)	5.45	4.86		28.76	26.06		41.08

Unaudited Consolidated Segment reporting for the quarter / nine months ended December 31, 2008

(Rs.in crore)

Sl.	Particulars	Quarter ended		Nine months ended		Year ended
		31-12-2008 Unaudited	31-12-2007 Unaudited	31-12-2008 Unaudited	31-12-2007 Unaudited	31-03-08 Audited
1	Segment Revenue					
	a Finance & Investments	328.76	234.80	1,230.81	1,080.99	1,685.21
	b Asset Management	111.14	123.13	335.21	269.79	455.79
	c General Insurance	675.17	633.09	1,769.94	1,701.70	2,346.12
	d Consumer Finance	322.49	138.61	903.27	199.51	394.58
	e Others	135.77	25.44	201.20	32.49	74.68
	Total	1,573.33	1,155.07	4,440.43	3,284.48	4,956.38
	Inter segment	-	0.50	-	-	(37.28)
	Net Sales	1,573.33	1,155.57	4,440.43	3,284.48	4,919.10
2	Segment Results					
	a Finance & Investments	124.53	129.31	664.57	728.11	1,159.33
	b Asset Management	19.61	25.79	97.17	80.59	193.10
	c General Insurance	(12.53)	(53.20)	(20.94)	(73.50)	(162.84)
	d Consumer Finance	14.59	26.45	89.69	35.29	36.11
	e Others	18.80	25.05	23.97	16.59	14.04
	Total	165.00	153.40	854.46	787.08	1,239.74
	Unallocated expenses	(12.40)	(6.23)	(18.73)	(20.73)	(23.99)
	Profit before Tax	152.60	147.17	835.73	766.35	1,215.75
3	Capital Employed					
	a Finance & Investments	6,074.22	5,345.31	6,074.22	5,345.31	5,989.34
	b Asset Management	91.61	74.24	91.61	74.24	67.72
	c General Insurance	501.49	397.07	501.49	397.07	493.85
	d Consumer Finance	1,223.30	584.00	1,223.30	584.00	890.62
	e Others	244.24	38.11	244.24	38.11	22.25
	Inter-Segment Elimination	(782.23)	(507.66)	(782.23)	(507.66)	(700.55)
	Total	7,352.63	5,931.07	7,352.63	5,931.07	6,763.23

Notes :

1 In preparation of consolidated financial results:-

a More than 50% owned Subsidiaries are consolidated in accordance with the Accounting Standard on Consolidated Financial Statements (AS 21). These entities are :

Reliance Capital Asset Management Limited, Reliance Asset Management (Mauritius) Limited, Reliance Asset Management (Singapore) Pte Limited, Reliance Capital Asset Management (UK) Plc., Reliance Capital Trustee Co. Limited, Reliance General Insurance Company Limited, Reliance Gilts Limited, Reliance Equity Advisors (India) Limited, Reliance Capital Research Private Limited, Reliance Technology Ventures Private Limited, Reliance Money Express Limited, Medybiz Private Limited, Net Logistics Private Limited, Reliance Homes Finance Private Limited, Reliance Equities International Private Limited, Reliance Capital Markets Private Limited, Reliance Consultants (Mauritius) Limited, Reliance Capital Services Private Limited, Reliance Capital (Singapore) Pte Limited, Reliance Consumer Finance Private Limited, Reliance Alternative Investments Services Private Limited, Reliance Securities Limited, Reliance Commodities Limited, Reliance Financial Limited, Reliance Prime International Limited and Reliance Capital Partners (Partnership Firm).

b 50% or less owned in Associates in which the Company has significant influence are accounted under the equity method in accordance with the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Land Private Limited, Reliance Share & Stock Brokers Private Limited and Reliance Asset Reconstruction Company Limited.

c The consolidated financial statement should be read in conjunction with notes to the separate financial results.

2 The Company has reported segment wise information as per Accounting Standard (AS 17), in terms of Companies (Accounting Standards) Rules, 2006. The operations of the Company are conducted through its subsidiaries. Since all the operations of the Company are conducted within India, there is no separate reportable geographical segment.

3 The reportable segments are further described below:

a) Finance & Investment

b) Asset Management

c) General Insurance

d) Consumer Finance

e) Others

4 The previous financial year / period figures have been regrouped / reclassified wherever necessary to conform to current Quarter's presentation.

5 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on January 20, 2009 approved the above results and its release.

6 The Standalone financial results of the Company for the quarter / nine months ended December 31, 2008 are available on the Company's website (www.reliancecapital.co.in) and on the website of BSE (www.bseindia.com) and NSE (www.nseindia.com).

for Reliance Capital Limited

Anil D. Ambani
Chairman

Place: Mumbai
Date: January 20, 2009

MEDIA RELEASE

RELIANCE CAPITAL REPORTS CONSOLIDATED TOTAL OPERATING INCOME OF RS. 1,573 CRORE (US$ 323 MILLION) FOR THE QUARTER – AN INCREASE OF 36%

RELIANCE CAPITAL REPORTS CONSOLIDATED NET PROFIT OF RS. 132 CRORE (US$ 27 MILLION) FOR THE QUARTER - AN INCREASE OF 11%

RELIANCE CAPITAL REPORTS CONSOLIDATED TOTAL OPERATING INCOME OF RS. 4,429 CRORE (US$ 991 MILLION) FOR THE NINE MONTHS – AN INCREASE OF 35%

RELIANCE CAPITAL REPORTS CONSOLIDATED NET PROFIT OF RS. 704 CRORE (US$ 158 MILLION) FOR THE NINE MONTHS– AN INCREASE OF 9%

TOTAL ASSETS OF RS 22,340 CRORE (US$ 4.6 BILLION)

NET WORTH OF Rs. 7,250 CRORE (US$ 1.5 BILLION) – RANKS AMONG THE TOP 3 INDIAN PRIVATE SECTOR FINANCIAL SERVICES GROUPS

Mumbai, January 20, 2009: Reliance Capital Limited (RCL) today announced its unaudited financial results for the quarter ended December 31, 2008. The performance highlights are:

<u>Consolidated – Quarter</u>

- **Total operating income of Rs 1,572.9 crore** (US$ 323 million), against Rs 1,155.6 crore in the corresponding period, **an increase of 36%**
- **Net profit of Rs 131.5 crore** (US$ 27 million), against Rs 118.1 crore in the corresponding period, **an increase of 11%**
- **Earnings per share of Rs 5.45** (US$ 0.1) as against Rs 4.86 in the corresponding period, **an increase of 12%**

<u>Consolidated – Nine months</u>

- **Total operating income of Rs 4,429.2 crore** (US$ 991 million), against Rs 3,283.3 crore in the corresponding period, **an increase of 35%**
- **Net profit of Rs 704.0 crore** (US$ 158 million), against Rs 643.5 crore in the corresponding period, **an increase of 9%**
- **Earnings per share of Rs 28.76** (US$ 0.6) against Rs 26.06 in the corresponding period, **an increase of 10%**

<u>Net worth:</u>

As on December 31, 2008, the **net worth of the company stood at Rs 7,249.6 crore (US$ 1.5 billion).**
The company ranks among the top 3 Indian private sector financial services groups in terms of net worth.

Credit Rating:

The Company has a **debt equity ratio of 1.8** as on December 31, 2008, which remains unchanged from September 30, 2008. It enjoys the **highest** top-end ratings of **'A1+'** and **'F1+'** by ICRA and FITCH, respectively for its short term borrowing program and **'CARE AAA'** for its long term borrowing program.

Operational Review:

As on December 31, 2008, the **total assets of the company stood at Rs 22,339.6 crore (US$ 4.6 billion)**.

The investment portfolio of listed equities as on December 31, 2008, amounted to Rs 1,802.6 crore (US$ 372 million), at cost.

The company has **not raised any fixed deposits** from the public.

Group Companies:

Reliance Mutual Fund (RMF)
Reliance Capital Asset Management (RCAM)

- The assets under management (AUM) of the entire Indian mutual fund industry went from Rs. 550,657 crore at the end of December 31, 2007 to Rs. 421,116 crore at the end of December 31, 2008 – **a decrease of 23%**. During the same period, the AUM of RMF was at **Rs. 70,230 crore** (US$ 15 billion) as on December 31, 2008 from Rs. 78,906 crore as on December 31, 2007 – a decrease of 11%

- RMF's market share went up from 14.7% to **16.7%. Reliance Mutual Fund** (RMF) continues to be the market leader and is ranked as India's **No. 1 Mutual Fund in terms of AUM**

- The number of investors increased from 43.7 lakhs as on December 31, 2007 to **71.2 lakhs** as on December 31, 2008 - highest amongst the private sector mutual funds

- The **net profit of RCAM was Rs. 26 crore (US$ 5 million)** for the quarter under review as against Rs. 19 crore for the corresponding previous period, an **increase of 36%**

Reliance Life Insurance (RLI)

- **RLI is amongst the top five** (in terms of new business premium) **life insurance companies in India**

- The **New Business Premium Income** was **Rs 830 crore (US$ 170 million)** for the quarter as against Rs 736 crore in the corresponding previous period, **an increase of 13%,** against a flat premium growth reported by the industry

- At the end of December 31, 2008, RLI had a distribution network of 1,145 branches against 736 branches at the end of December 31, 2007

- The policyholders funds under management increased to Rs. 4,496 crore (US$ 929 million) as on December 31, 2008 against Rs. 2,286 crore as on December 31, 2007 – a growth of 57%

- During the quarter, Rs. 326 crore (US$ 67 million) of capital was infused in RLI, taking the total capital infusion till date to Rs. 2,525 crore (US$ 521 million)

- RLI offers 35 products, of which 27 are targeted to individuals and 8 to group business. Reliance Life is committed to attaining leadership rankings in the industry within the next few years

Reliance General Insurance (RGI)

- **RGI is amongst the top three** (in terms of gross written premium) **private sector General insurance companies in India**

- **The Gross Direct Premium** for the quarter ended December 31, 2008 was **Rs. 510 crore (US$ 105 million)** as against Rs. 578 crore in the corresponding previous period – a decline of 12%. The pace of growth was slow due to the general economic slowdown and our focus on improving profitability and not topline growth.

- RGI, on its path to profitability, **brought down the loss to Rs. 12 crore (US $ 2 million)** for the quarter ended December 31, 2008 from Rs. 54 crore of the corresponding previous period

- RGI offers property insurance, engineering insurance, auto insurance, health insurance, travel insurance, marine insurance, commercial insurance and other specialty insurance products

Reliance Money

- In less than two years, Reliance Money has emerged to be the largest brokerage and distributor of financial products in India with 2.8 million customers and the largest distribution network of **10,392 outlets in 5,165 locations**

- Reliance Money generated revenues of **Rs. 102 crore (US$ 21 million)** for the quarter ended December 31, 2008 as against Rs. 64 crore of the corresponding previous period, **an increase of 60%.** For the same period, it achieved a net profit **of Rs. 22 crore (US$ 5 million)** as against Rs. 5 crore – **an increase of 356%**

- The daily average volume on the stock exchanges was maintained at Rs. 2,200 crore, which translated into a market share of 3.5%

- Reliance Money is a comprehensive financial services and solutions provider, providing customers with access to equities, equity options and commodities futures, wealth management, portfolio management services, mutual funds, IPOs, life and general insurance products, offshore investments, credit cards, money transfer, currency exchange and gold coins

Reliance Consumer Finance (RCF)

- Reliance Consumer Finance offers a wide range of products which include Personal loans, Vehicle loans (car and commercial), Home loans, Loan against property and SME loans

- As on December 31, 2008, the loan book was brought down to **Rs. 8,902 crore (US $ 1.8 billion)**, as against Rs. 9,513 crore as on September 30, 2008

- RCF generated revenues of **Rs. 322 crore (US$ 66 million)** for the quarter ended December 31, 2008, as against Rs. 139 crore for the corresponding previous period **– an increase of 135%**

- RCF declared a profit of **Rs. 14.6 crore (US $ 3 million)** for the quarter ended December 31, 2008, as against Rs. 26.4 crore for the corresponding previous period. RCF reduced further disbursals during the quarter, due to the high cost of borrowing and higher risk perception – impacting the profitability of the business

Other developments

- Reliance Capital received approvals from RBI & National Housing Bank to set up separate subsidiaries for consumer finance and home finance respectively

- With effect from January 12, 2009, the Company was also included in the S&P CNX Nifty – a leading index for large companies on National Stock Exchange

Background:

Reliance Capital Ltd is a part of the Reliance - Anil Dhirubhai Ambani Group and is a constituent of S&P CNX Nifty and MSCI India.

The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs 112,000 crore (US$ 24 billion), net worth in excess of Rs. 58,000 crore (US$ 12 billion), cash flows of Rs. 12,000 crore (US$ 3 billion), net profit of Rs. 8,000 crore (US$ 2 billion) and zero net debt.

Reliance Capital is one of India's leading and fastest growing private sector financial services companies, and ranks among the top 3 private sector financial services and banking groups, in terms of net worth.

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking, depository services, distribution of financial products, consumer finance and other activities in financial services.

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 20, 2009

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended December 31, 2008 pursuant to Clause 41 of the Listing Agreement.

Further to our letter dated January 12, 2009, we enclose herewith Unaudited Financial Results (Standalone) for the quarter ended December 31, 2008.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. Mohan (signature)

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

c.c. The Secretary - National Securities Depository Limited
The Secretary - Central Depository Services (India) Limited

NSEIL
20 JAN 2009
Contents not Verified

RELIANCE Capital
Anil Dhirubhai Ambani Group

Unaudited Financial Results for the quarter / nine months ended December 31, 2008

(Rs.in crore)

Sl. No.	Particulars	Quarter ended		Nine months ended		Year ended
		31-12-2008 Unaudited	31-12-2007 Unaudited	31-12-2008 Unaudited	31-12-2007 Unaudited	31-03-2008 Audited
1	Segment Revenue					
	a Finance & Investments	**348.37**	236.84	**1,230.82**	1,079.22	**1,685.21**
	b Consumer Finance	**322.49**	138.62	**903.27**	201.28	**394.58**
	Total	**670.86**	375.46	**2,134.09**	1,280.50	**2,079.79**
	Inter segment	-	-	-	-	-
	Net Sales	**670.86**	375.46	**2,134.09**	1,280.50	**2,079.79**
2	Segment Results					
	a Finance & Investments	**110.25**	132.14	**634.12**	717.30	**1,159.33**
	b Consumer Finance	**14.59**	26.45	**89.69**	20.92	**36.11**
	Total	**124.84**	158.59	**723.81**	738.22	**1,195.44**
	Unallocated expenses	**(12.40)**	(3.10)	**(18.73)**	-	(23.99)
	Profit before tax	**112.44**	155.49	**705.08**	738.22	1,171.45
3	Capital Employed					
	a Finance & Investments	**5,328.65**	5,212.79	**5,328.65**	5,212.79	**5,292.65**
	b Consumer Finance	**1,223.30**	584.00	**1,223.30**	584.00	**890.62**
	Total	**6,551.95**	5,796.79	**6,551.95**	5,796.79	**6,183.27**

Notes :

1 The previous financial year / period figures have been regrouped / reclassified wherever necessary to confirm to current Quarter's presentation.

2 The Company has reported segment wise information as per Accounting Standard (AS 17), in terms of Companies (Accounting Standards) Rules, 2006. The operations of the Company are conducted within India, there is no separate reportable geographical segment.

3 The number of investor complaints pending as on October 1, 2008 were NIL the complaints received during the period October 1, 2008 to December 31, 2008 were 150 the complaints resolved during the period were 150 and pending unresolved as of December 31, 2008 were NIL.

4 The financial results for the quarter / nine months ended December 31, 2008 of the Company, have been subjected to a 'Limited Review' by the Statutory Auditors of the Company.

5 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on January 20, 2009 approved the above results and its release.

for Reliance Capital Limited

Place: Mumbai
Date: January 20, 2009

Anil D. Ambani
Chairman

END